EXHIBIT  5

May 6, 2009

Thomas & Betts Corporation
8155 T&B Boulevard
Memphis, Tennessee 38125

Ladies and Gentlemen:

I am familiar with the Registration Statement on Form S-8 (the “Registration Statement”) to be filed pursuant to the Securities Act of 1933, as amended (the “Act”), relating to the offering of up to 250,000 shares of Thomas & Betts Corporation, a Tennessee corporation (the “Company”) Common Stock, par value $.10 per share (the “Shares”) under the Thomas & Betts Corporation Employees’ Investment Plan (the “Plan”).  This opinion is being furnished to you in response to Item 601(b)(5) of Regulation S-K and the instructions to the Form S-8. I am familiar with the proceedings to date with respect to the Plan and have examined such records, documents and matters of fact as I have considered relevant for purposes of this opinion.

I am of the opinion that the Shares are duly authorized and, when issued and paid for pursuant to the terms of the Plan, will be validly issued, fully paid and non-assessable shares of Common Stock of the Company.

I express no opinion as to the laws of any jurisdiction other than those of the State of Tennessee and the federal laws of the United States of America.

I hereby consent to the use of this opinion as an exhibit to this Registration Statement.  In giving this consent, I do not admit that I come within the categories of persons whose consent is required under Section 7 of the Act.

Respectfully yours,

/s/ W. David Smith, Jr.

W. David Smith, Jr.
Assistant General Counsel
& Assistant Secretary